EXHIBIT 99.1

INVESTORS	MEDIA

For Rite Aid:	For Rite Aid:
Kevin Twomey, (717) 731-6540	Karen Rugen, (717) 730-7766
or investor@riteaid.com

For The Jean Coutu Group (PJC) Inc.:	For The Jean Coutu Group (PJC) Inc.:
Michael Murray, (450) 646-9611 ext. 1068	Hélène Bisson, (450) 646-9611 ext. 1165
or IR@jeancoutu.com

Press release

FOR IMMEDIATE RELEASE

RITE AID AND THE JEAN COUTU GROUP RECEIVE REQUEST

FOR ADDITIONAL INFORMATION FROM THE FEDERAL TRADE COMMISSION AS IT REVIEWS THE BROOKS ECKERD TRANSACTION

Camp Hill, PA and Longueuil, Quebec (October 19, 2006) - Rite Aid Corporation (NYSE, PCX:RAD) and The Jean Coutu Group (PJC) Inc.(TSX: PJC.A) announced today that as expected each has received a request for additional information from the Federal Trade Commission (FTC) in connection with Rite Aid’s pending acquisition of The Jean Coutu Group (PJC) USA Inc., which includes approximately 1,858 Brooks and Eckerd drugstores. The Jean Coutu Group (PJC) USA is a wholly owned subsidiary of The Jean Coutu Group (PJC) Inc.

Rite Aid and The Jean Coutu Group intend to respond promptly to the FTC request and cooperate fully with the FTC in its review of the acquisition under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended. The effect of what is commonly called the second request is to extend the Hart-Scott-Rodino waiting period for 30 days after the companies have substantially complied with the request, unless that period is terminated sooner by the FTC.

Closing of the transaction is subject to the expiration or termination of the Hart-Scott-Rodino waiting period in addition to Rite Aid stockholder approval and other customary closing conditions. The companies continue to expect that the transaction could close as early as Rite Aid’s fiscal 2007 fourth quarter, which begins December 3, 2006 and ends March 3, 2007, and The Jean Coutu Group’s fiscal 2007 third quarter, which begins November 26, 2006 and ends March 3, 2007.

About Rite Aid

Rite Aid Corporation is the third largest national drugstore chain in the U.S. in total revenues and store count with annual revenues of $17.3 billion, 3,313 corporate-owned stores in 27 states and the District of Columbia and 70,500 associates. Information about Rite Aid, including corporate background and press releases, is available through the company's website at www.riteaid.com.

This press release may contain forward-looking statements, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include our high level of indebtedness, our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our senior secured credit facility and other debt agreements, our ability to improve the operating performance of our existing stores in accordance with our long term strategy, our ability to hire and retain pharmacists and other store personnel, the efforts of private and public third-party payors to reduce prescription drug reimbursements and encourage mail order, competitive pricing pressures, continued consolidation of the drugstore industry, changes in state or federal legislation or regulations, the outcome of lawsuits and governmental investigations, general economic conditions and inflation, interest rate movements, access to capital, the ability of Rite Aid to consummate the transaction with The Jean Coutu Group and realize the benefits of such transaction and our ability to assume the senior subordinated notes. Consequently, all of the forward-looking statements made in this press release are qualified by these and other factors, risks and uncertainties. Readers are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission. Forward-looking statements can be identified through the use of words such as “may”, “will”, “intend”, “plan”, “project”, “expect”, “anticipate”, “could”, “should”, “would”, “believe”, “estimate”, “contemplate”, and “possible”.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the Eastern United States and Canada. The company and its combined network of 2,186 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Sante Beaute) employ more than 61,000 people.

The Jean Coutu Group's U.S. operations employ 46,000 people and comprise 1,859 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group's Canadian operations and franchised drugstores in its network employ over 15,000 people and comprise 327 PJC Jean Coutu franchised stores in Québec, New Brunswick and Ontario. Information about The Jean Coutu Group, including corporate background and press releases, is available through the company's website at www.jeancoutu.com.

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of The Jean Coutu Group (PJC) Inc. or its segments, and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the company’s business model, supplier and brand reputations, and the accuracy of management’s assumptions. This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in the company’s MD&A as well as in other filings. The company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a preliminary proxy statement of Rite Aid and other materials have been filed with the SEC and are publicly available. The definitive proxy statement will be mailed to the stockholders of Rite Aid. STOCKHOLDERS OF RITE AID ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, Rite Aid Corporation, 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

PARTICIPANTS IN THE SOLICITATION

Rite Aid and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include Rite Aid's executive officers and directors. Further information regarding persons who may be deemed participants will be available in Rite Aid's proxy statement to be filed with the Securities and Exchange Commission in connection with the transaction.